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                                                              File No. 333-35072

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

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                              MOREDIRECT.COM, INC.
             (Exact name of registrant as specified in its charter)


                        Florida                              65-0526173
            (State or other jurisdiction of               (I.R.S. Employer
            incorporation or organization)               Identification No.)

           7300 North Federal Highway
           Suite 200
           Boca Raton, FL                                       33487
          (Address of Principal Executive Offices)            (Zip Code)

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              Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned agent for service named in the Registration Statement on Form S-1 (File No. 333-35072) (the "Registration Statement"), relating to common stock, par value $.01 per share (the "Common Stock"), of MoreDirect.com, Inc., hereby requests that the Registration Statement be withdrawn, effective immediately. MoreDirect.com, Inc. no longer intends to sell the Common Stock registered thereby due to market conditions. No sales have been made or will be made under the Registration Statement.

                                                   MOREDIRECT.COM, INC.

Dated: December 18, 2000                           By: /s/ Russell L. Madris
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                                                      Russell L. Madris
                                                      Agent for Service named in
                                                      the Registration Statement